Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                                January 31, 2006

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Blockbuster Inc.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                                 Sincerely,



                                                                 Jeffrey A. Ruiz








Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                Blockbuster, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                        Common Stock (Par Value $ 0.001)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    093679108
                      -------------------------------------
                                  CUSIP NUMBER


                                December 30, 2005
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                               [x ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)   [ ]
     (B)   [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     6,824,797
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  6,824,797
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,824,797**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.67%

12. TYPE OF REPORTING PERSON

     HC, CO, BK

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.
     **Included in this amount are common shares acquired through derivative instruments which may convert into common stock within 60 days.

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Deutsche Bank Securities Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)   [ ]
     (B)   [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     6,623,400
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  6,623,400
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,623,400

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.51%

12. TYPE OF REPORTING PERSON

     BD, CO

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Deutsche Bank AG, London Branch

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)   [ ]
     (B)   [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     201,397
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  201,397
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     201,397

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

     [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.17%

12. TYPE OF REPORTING PERSON

     BK, CO

Item 1(a).        Name of Issuer:
                  Blockbuster, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1201 Elm Street
                  Dallas, TX 75270

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Taunusanlage 12
                  D-60325 Frankfurt am Main
                  Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [X ] Broker or dealer registered under section 15 of the
                           Act;

                           Deutsche Bank Securities Inc.

                  (b) [X ] Bank as defined in section 3(a)(6) of the Act;

                           Deutsche Bank AG, London Branch

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;

                  (d) [ ] Investment Company registered under section
                          8 of the Investment Company Act of 1940;

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan, or endowment fund in
                          accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [X] Parent holding company or control person in
                          accordance with Rule 13d-1 (b)(1)(ii)(G);

                           Deutsche Bank AG
                  (h) [ ] A savings association as defined in section 3(b)
                          of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the
                          definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [ ] Group, in accordance with Rule 13d-1
                          (b)(1)(ii)(J).

Item 4.           Ownership.

                  (a)     Amount beneficially owned:

                          The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)     Percent of class:

                          The Reporting Person owns the percentage of the Common Stock as set forth on he cover page.

                  (c)     Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:

                          The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                          (ii) shared power to vote or to direct the vote:

                          The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                         (iii) sole power to dispose or to direct the disposition of:

                         The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                         (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                          Item 3Classification

                  Deutsche Bank AG, London Branch             Bank

                  Deutsche Bank Securities Inc.               Broker Dealer

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2006



                                                     Deutsche Bank AG

                                                     By:  /s/ Jeffrey A. Ruiz
                                                     Name:    Jeffrey A. Ruiz
                                                     Title:   Vice President

                                                     By:  /s/ Pasquale Antolino
                                                     Name:    Pasquale Antolino
                                                     Title:   Associate

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2006



                                                  Deutsche Bank Securities, Inc.
                                                  By:  /s/ Margaret M. Adams
                                                  Name:    Margaret M. Adams
                                                  Title:   Director